UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
_______________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-41180
_______________________________
Ermenegildo Zegna N.V.
(Translation of registrant’s name into English)
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Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy
(Address of principal executive offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
The following exhibit is furnished herewith:

Exhibit 99.1 Ermenegildo Zegna N.V. Semi-Annual Report at June 30, 2026 and for the six months ended June 30, 2026 and 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: September 3, 2026	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gian Franco Santhià
		Name:	Gian Franco Santhià
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Ermenegildo Zegna N.V. Semi-Annual Report at June 30, 2026 and for the six months ended June 30, 2026 and 2025.